FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Gazprom, Shell, Mitsui, Mitsubishi Sign Sakhalin II Protocol LONDON, December 21/PRNewswire-FirstCall/ -- On December 21, 2006 OAO Gazprom (Gazprom), Royal Dutch Shell plc (NYSE: RDS.A , NYSE: RDS.B) (Shell), Mitsui &Co., Ltd (Mitsui) and Mitsubishi

Corporation (Mitsubishi) have signed a protocol to bring Gazprom into the Sakhalin Energy Investment Company Ltd. (SEIC) as a leading shareholder.

Under the terms of the protocol, Gazprom will acquire a 50% stake plus one share in SEIC for a total cash purchase price of $7.45 billion. The current SEIC partners will each dilute their stakes by 50% to accommodate this transaction, with a proportionate share of the purchase price. Shell will retain a 27.5% stake, with Mitsui and Mitsubishi holding 12.5% and 10% stakes, respectively.

SEIC will remain the operator of the Sakhalin II project. Gazprom will play a leading role as majority shareholder while Shell will continue to significantly contribute to SEIC management and remain as Technical Advisor.

The key focus for SEIC is to complete the project on schedule allowing LNG to be delivered to existing customers in Japan, Korea and the North American West Coast. All existing LNG sales contracts will remain in force and will be honored.

Gazprom and existing SEIC shareholders will enter into an Area of Mutual Interest arrangement, which will cover both future Sakhalin oil and gas exploration and production opportunities, and building of Sakhalin II into a regional oil and LNG hub.

The shareholders now look forward to implementing the project in line with the current schedule including obtaining all necessary permits and approvals granted in accordance with applicable Russian legislation and the PSA.

Mitsui President and CEO Shoei Utsuda said: "This is one of the significant milestones in the Sakhalin 2 project and we, Mitsui as a founder of the project, are confident that this will allow the project to move forward on schedule."

Mitsubishi President and CEO Yorihiko Kojima said: "We would like to welcome Gazprom's entry as a new partner. We trust that unity and strength of four shareholders will enable Sakhalin Energy to become a highly valued supplier of LNG and Crude Oil for Asia-Pacific markets".

Shell Chief Executive Jeroen van der Veer commented " We welcome Gazprom's entry into SEIC as a leading shareholder. Our first priority is to get Sakhalin II up and running. This agreement is an important step forward, and positions Sakhalin II for further growth opportunities ".

Chairman of the Board of Gazprom Alexey Miller said, "Gazprom is implementing the strategy of strengthening its positions on LNG markets. Entering Sakhalin II project that involves production and marketing of LNG is an important step towards this objective"

Notes to Editors

Sakhalin is a new world-class oil and gas province, with estimated resources of some 45 billion barrels oil equivalent. Sakhalin II is the largest integrated oil and gas project in the world, with total resources of some 4 billion barrels oil equivalent.

Sakhalin II today has production capacity of 80,000 barrels oil equivalent per day. The next phase of the development will take the project capacity to 340,000 barrels oil equivalent per day, including 9.6 million tones per year of LNG production.

The second phase of the project is over 80% complete, with some $12 billion invested to end Q3 2006. Over 17,000 people are currently employed in the construction of the project, of which around 70% are Russian nationals. The planned LNG production has been sold under contract to customers across the Asia-Pacific region. Shell is a leader in the global LNG industry, and sets the standard for reliability and cost performance.

Sakhalin II is an important component in Shell's global LNG portfolio.

The Sakhalin II project is governed under a PSA, whereby the project partners finance the construction costs of the project, take on the development risk, and recover these costs from sales of oil and gas. So far, some $600 million of royalty, bonuses and taxes have been paid to the Russian government by the end of 2006.

Sakhalin II includes the following elements:

- Offshore production facilities including the Molikpaq platform (PA-A), the new PA-B and Lun-A platforms and some 300 km of offshore pipelines;

- An onshore processing facility to take the gas and crude oil from both fields;

- Two 800 km of onshore oil and gas pipelines to the south of the island;

- An oil export facility capable of year-round operation;

- The first LNG plant and associated export facilities built in Russia;

- Island infrastructure upgrades, such as roads, bridges, rail, port,

airport, and medical facility upgrades.

Disclaimer Statement

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements.

Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ''anticipate'', ''believe'', ''could'', ''estimate'', ''expect'', ''intend'', ''may'', ''plan'', ''objectives'', ''outlook'', ''probably'', ''project'', ''will'', ''seek'',

''target'', ''risks'', ''goals'', ''should'' and similar terms and phrases.

There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group's products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this presentation. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

Source: Royal Dutch Shell plc Contacts: Shell Investor Relations, London Gerard Paulides +44-207-934-6287, New York Harold Hatchett +1-212-218-3112, Den Haag Tjerk Huysinga +31-70-377-3996, Shell Media Relations, International, US, UK Press +44-207-934-5963/3277/6238, The Netherlands and European Press +31-70-377-8750

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 22 December 2006